FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2009

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Translation of a report and consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Interim unaudited consolidated financial information as of June 30, 2009 and 2008 and for the three-month and six-month periods then ended

Translation of a report and consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Report on review of interim consolidated financial statements

To the Shareholders of Compañía de Minas Buenaventura S.A.A.

We have reviewed the accompanying consolidated balance sheet of Compañía de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries as of June 30, 2009, the related consolidated statements of income, and cash flows for the three-month and six-month periods ended June 30, 2009 and 2008, as well as the consolidated statements of changes in shareholders’ equity for the six-month period then ended and explanatory notes.  Management is responsible for the preparation and presentation of these interim consolidated financial statements in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.  Our responsibility is to express a conclusion on them based on our review.

We conducted our review in accordance with International Auditing Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”.  The financial statements of Minera Yanacocha S.R.L. as of June 30, 2009 and 2008, and for the six-month periods then ended have been reviewed by other independent auditors, whose reports on review have been furnished to us.  In the consolidated financial statements of the Company, the Company’s investment in Minera Yanacocha S.R.L. amounts to US$557.4 million as of June 30, 2009 (US$528.3 million as of December 31, 2008); in addition, the share in the net income of this entity amounts to US$129.2 million for the six-month period then ended (US$125.0 million for the six-month period ended June 30, 2008) and to US$68.9 million for the three-month period then ended (US$43.6 million for the three-month period ended June 30, 2008).  A review of interim financial information is limited primarily to make inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards.  Consequently, it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Report on review of interim consolidated financial statements (continued)

Based on our review and on the report on limited review of Minera Yanacocha S.R.L. nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”.

Lima, Peru,
July 27, 2009

Countersigned by:

Marco Antonio Zaldívar
C.P.C. Register No.12477

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheet
As of June 30, 2009 (unaudited) and December 31, 2008 (audited)

	Note	2009	2008
		US$(000)	US$(000)

Assets
Current assets
Cash, banks and time deposits	4	609,897	554,752

Trade accounts receivable, net		71,815	65,666

Embedded derivatives for concentrates sales	10(c)	6,667	-

Other accounts receivable, net		22,987	23,040

Accounts receivable from associates	12(a)	17,846	13,111

Inventory, net		44,367	43,472

Current portion of prepaid taxes and expenses		24,911	35,573

Current portion of hedge derivative financial instruments	13	28,555	52,873

Total current assets		827,045	788,487

Other long-term accounts receivable		1,424	1,370

Prepaid taxes and expenses		7,041	5,622

Hedge derivative financial instruments	13	6,058	21,464

Investment in associates	5(a)	969,376	882,947

Mining concessions and property, plant and equipment, net		250,580	247,298

Development costs, net		114,641	110,014

Deferred income tax and workers´profit sharing asset, net	8(a)	209,198	209,167

Other assets		2,185	1,929

Total assets		2,387,548	2,268,298

	Note	2009	2008
		US$(000)	US$(000)

Liabilities and shareholders’ equity, net
Current liabilities
Trade accounts payable		40,694	35,944
Income tax payable		4,527	4,561
Current portion of other current liabilities		62,246	64,817
Embedded derivatives for concentrates sales	10(c)	-	9,953
Current portion of long-term debt	6	98,190	98,190
Total current liabilities		205,657	213,465

Other long-term liabilities		94,772	96,736
Long-term debt	6	180,012	229,105
Total liabilities		480,441	539,306

Shareholders’ equity, net	7
Capital stock, net of treasury shares for US$62,622,000 in 2009 and 2008		750,540	750,540
Investment shares, net of treasury shares for US$142,000 in 2009 and 2008		2,019	2,019
Additional paid-in capital		225,978	225,978
Legal reserve		53,007	53,007
Other reserves		269	269
Retained earnings		747,171	517,583
Cumulative translation loss		(34,075)	(34,075)
Unrealized gain on valuation of hedge derivative financial Instruments, net		6,100	16,162

Unrealized gain in other investment		348	118
		1,751,357	1,531,601
Minority interest		155,750	197,391
Total shareholders’ equity, net		1,907,107	1,728,992

Total liabilities and shareholders’ equity, net		2,387,548	2,268,298

The accompanying notes are an integral part of the consolidated balance sheet.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income (unaudited)
For the three and six-month periods ended June 30, 2009 and 2008

	Note	For the three-month periods ended June 30,		For the six-month periods ended June 30,
		2009	2008	2009	2008
		US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales	10(a)	198,107	204,271	361,212	416,271
Royalty income	12(b)	14,560	12,084	28,426	26,342
Total income		212,667	216,355	389,638	442,613
Operating costs
Cost of sales, without considering depreciation and amortization		65,786	58,445	122,726	107,554
Exploration in units in operation		16,821	13,083	28,785	24,398
Depreciation and amortization		17,532	12,913	35,479	25,591
Total operating costs		100,139	84,441	186,990	157,543
Gross income		112,528	131,914	202,648	285,070
Operating expenses
General and administrative	11	19,055	9,695	35,762	37,241
Exploration in non-operating areas		9,973	15,749	17,216	27,150
Royalties		9,572	9,195	14,765	16,116
Sales		2,517	4,603	4,485	9,144
Total operating expenses		41,117	39,242	72,228	89,651
Operating income before unusual item		71,411	92,672	130,420	195,419
Net loss from release of commitments in commercial contracts	10(b)	-	-	-	(415,135)
Operating income (loss) after unusual item		71,411	92,672	130,420	(219,716)
Other income (expenses), net
Share in associates, net	5(b)	98,333	98,562	178,240	244,284
Interest income		1,104	6,165	2,585	8,364
Interest expense		(4,389)	(9,697)	(9,232)	(16,220)
Gain (loss) on currency exchange difference		1,724	(11,886)	1,194	(2,908)
Other, net		(116)	(135)	1,535	476
Total other income, net		96,656	83,009	174,322	233,996
Income before workers´ profit sharing, income tax and minority interest		168,067	175,681	304,742	14,280
Provision for workers´ profit sharing, net	8(b)	(3,547)	(7,322)	(8,623)	18,048
Provision for income tax, net	8(b)	(17,044)	(37,086)	(39,106)	63,661
Net income		147,476	131,273	257,013	95,989
Net income attributable to minority interest		(13,089)	(9,547)	(22,336)	(37,231)
Net income attributable to Buenaventura		134,387	121,726	234,677	58,758
Basic and diluted earning per share stated in U.S. dollars		0.53	0.48	0.92	0.23

The accompanying notes are an integral part of the consolidated balance sheet.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)
For the six-month periods ended June 30, 2009 and 2008

	Capital stock, net of treasury shares
	Number of shares outstanding	Common shares	Investment shares	Additional paid-in capital	Legal reserve	Other reserves	Retained earnings	Cumulative translation loss	Unrealized gain on valuation of hedge derivative financial instruments, net	Unrealized gain on other investment	Total	Minority interest	Total Equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balance as of January 1, 2008	126,879,832	173,930	473	177,713	37,679	269	1,056,937	(34,075)	1,518	158	1,414,602	165,614	1,580,216
Dividends declared and paid, notes 7(a) and 7(b)	-	-	-	-	-	-	(27,989)	-	-	-	(27,989)	(26,377)	(54,366)
Capitalization of retained earnings, note 7(c)	-	576,610	1,546	48,265	-	-	(626,421)	-	-	-	-	-	-
Unrealized gain on valuation of hedge derivative financial instruments held by El Brocal, note 13	-	-	-	-	-	-	-	-	3,367	-	3,367	6,563	9,930
Unrealized loss in other investment	-	-	-	-	-	-	-	-	-	(20)	(20)	-	(20)
Decrease of minority interest in El Brocal	-	-	-	-	-	-	-	-	-	-	-	(5,887)	(5,887)
Net income	-	-	-	-	-	-	58,758	-	-	-	58,758	37,231	95,989

Balance as of June 30, 2008	126,879,832	750,540	2,019	225,978	37,679	269	461,285	(34,075)	4,885	138	1,448,718	177,144	1,625,862

Balance as of January 1, 2009	253,759,664	750,540	2,019	225,978	53,007	269	517,583	(34,075)	16,162	118	1,531,601	197,391	1,728,992
Dividends declared and paid, notes 7(a) and 7(b)	-	-	-	-	-	-	(5,089)	-	-	-	(5,089)	(19,892)	(24,981)
Unrealized loss on valuation of hedge derivative financial instruments held by El Brocal, note 13	-	-	-	-	-	-	-	-	(10,062)	-	(10,062)	(15,520)	(25,582)
Unrealized gain in other investment	-	-	-	-	-	-	-	-	-	230	230	-	230
Decrease of minority interest in El Brocal, note 1(e)	-	-	-	-	-	-	-	-	-	-	-	(28,565)	(28,565)
Net income	-	-	-	-	-	-	234,677	-	-	-	234,677	22,336	257,013

Balance as of June 30, 2009	253,759,664	750,540	2,019	225,978	53,007	269	747,171	(34,075)	6,100	348	1,751,357	155,750	1,907,107

The accompanying notes are an integral part of the consolidated balance sheet.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows (unaudited)
For the three and six-month periods ended June 30, 2009 and 2008

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2009	2008	2009	2008
	US$(000)	US$(000)	US$(000)	US$(000)
Operating activities
Proceeds from sales	195,864	241,716	341,380	419,778
Dividends received	100,395	113,945	100,395	113,945
Royalties received	13,698	14,019	22,780	25,617
Tax recovered	5,438	-	11,905	-
Interest received	1,125	5,141	3,112	8,455
Release of commitments in commercial contracts	-	-	-	(517,143)
Payments to suppliers and third parties	(70,673)	(92,989)	(132,765)	(150,767)
Payments to employees	(20,686)	(24,045)	(54,781)	(66,319)
Payments for exploration	(24,267)	(25,522)	(41,986)	(44,375)
Payments of royalties	(9,452)	(9,488)	(17,487)	(19,717)
Income tax paid	(5,521)	(6,971)	(12,727)	(30,804)
Payments of interest	(2,731)	(8,772)	(6,697)	(11,988)
Net cash and cash equivalents provided by (used in) operating activities	183,190	207,034	213,129	(273,318)
Investment activities
Decrease in time deposits	23,443	73,104	19,916	26,764
Payments for purchase of investment shares in associates	(5,518)	-	(40,432)	-
Additions to mining concessions and property, plant and equipment	(10,336)	(15,984)	(28,559)	(25,833)
Disbursements for development activities	(4,532)	(7,710)	(15,684)	(12,850)
Other investment activities	3,670	917	1,189	565
Net cash and cash equivalents provided by (used in) investment activities	6,727	50,327	(63,570)	(11,354)
Financing activities
Proceeds from long-term debt	-	450,000	-	450,000
Proceeds from bank loans	-	-	-	510,000
Payments of bank loans	-	(450,000)	-	(510,000)
Payments of long-term debt	(24,548)	(534)	(49,093)	(1,066)
Dividends paid to minority shareholders of subsidiary	(19,892)	(26,377)	(19,892)	(26,377)
Dividends paid	(5,513)	(30,320)	(5,513)	(30,320)
Net cash and cash equivalents provided by (used in) financing activities	(49,953)	(57,231)	(74,498)	392,237
Net increase in cash and cash equivalents for the period	139,964	200,130	75,061	107,565
Cash and cash equivalents at beginning of period	467,124	210,299	532,027	302,864
Cash and cash equivalents at the period-end	607,088	410,429	607,088	410,429

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Consolidated Statements of Cash Flows (unaudited) (continued)

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2009	2008	2009	2008
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net income to cash and cash equivalents provided by (used in) operating activities
Net income attributable to Buenaventura	134,387	121,726	234,677	58,758
Add (less)
Depreciation and amortization	17,532	12,913	35,479	25,591
Net income attributable to minority interest	13,089	9,547	22,336	37,231
Deferred income tax and employee profit sharing benefit	535	30,555	14,111	(116,835)
Allowance for doubtful trade accounts receivable	8,080	-	9,066	5,372
Provision for long-term officers´ compensation	2,058	436	8,481	14,044
Accretion expense of the provision for closure of mining units	1,539	1,082	2,852	2,038
Provision of interests	810	(1,181)	810	1,168
Net cost of plant and equipment retired	95	162	223	218
Share in associates, net of dividends received in cash	2,062	15,383	(77,845)	(130,339)
Provision for estimated fair value of embedded derivatives of concentrate sales	(5,320)	(2,725)	(8,322)	(2,725)
Loss (gain) on currency exchange difference	(1,724)	11,886	(1,194)	2,908
Reversal for slow moving and obsolescence supplies	(295)	103	(615)	87
Gain on sale of property, plant and equipment	(98)	(279)	(278)	(374)
Income from release of commitments in commercial contracts	-	-	-	(102,008)
Other	-	14,919	-	7,579
Net changes in assets and liabilities accounts
Decrease (increase) in operating assets -
Trade accounts receivable	1,560	33,493	(6,149)	11,604
Other accounts receivable	(19,615)	(4,149)	(20,582)	(3,025)
Accounts receivable from associate	(862)	2,382	(5,646)	(725)
Inventory	2,944	(7,456)	(895)	(14,003)
Prepaid taxes and expenses	7,216	(11,984)	9,243	(19,937)
Increase (decrease) in operating liabilities -
Trade accounts payable	4,417	3,286	4,750	6,852
Income tax payable	(1,129)	(1,673)	(34)	(10,608)
Other liabilities	15,909	(21,392)	(7,339)	(46,189)
Net cash and cash equivalents provided by (used in) operating activities	183,190	207,034	213,129	(273,318)

The accompanying notes are an integral part of the consolidated balance sheet.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Notes to the interim consolidated financial statements (unaudited)
As of June 30, 2009 and 2008

1.	Identification and Business Activity
(a)	Identification -
Compañía de Minas Buenaventura S.A.A. (hereafter “Buenaventura” or “the Company”) is a publicly traded corporation incorporated in 1953.  Buenaventura’s stock is traded on the Lima and New York Stock Exchanges through American Depositary Receipts (ADRs), which represent Company shares deposited in the Bank of New York.  Buenaventura’s legal domicile is at Av. Carlos Villaran 790, Santa Catalina, Lima, Peru.

(b)	Business Activity -
Buenaventura (individually and in association with third parties) is engaged in the exploration, extraction, concentration, smelting and commercialization of polymetallic ores and metals.

Buenaventura directly operates seven mining units located in Peru: Uchucchacua, Orcopampa, Poracota, Julcani, Recuperada, Antapite and Ishihuinca.  In addition, the Company has a controlling interest in Sociedad Minera El Brocal S.A.A. (hereinafter “El Brocal”), which operates the Colquijirca mining unit, and in Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. (hereinafter “Cedimin”), which operates the Shila and Paula mining units.  Also, the Company holds interests in a number of other mining companies including Minera Yanacocha S.R.L. (hereinafter “Yanacocha”) and Sociedad Minera Cerro Verde S.A.A. (hereinafter “Cerro Verde”).  The Company also owns an electric power distribution company and a mining engineering services company.  See note 1(d).

(c)	Approval of consolidated financial statements -
The consolidated financial statements as of June 30, 2009 have been approved by Management and will be presented for the approval of the Board of Directors within the terms established by law.  In Management’s opinion, the accompanying consolidated financial statements will be approved without changes by the Board of Directors that will be held in July, 2009.  The consolidated financial statements as of December 31, 2008 were approved by the Shareholders’ Meeting held on March 27, 2009.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

(d)	The consolidated financial statements include the financial statements of the following subsidiaries:

	Ownership Percentage as of
	June 30, 2009		December 31, 2008
	Direct	Indirect	Direct	Indirect
	%	%	%	%
Investment and mining concessions held, exploration and exploitation of minerals

Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	44.83	55.17	44.83	55.17
Compañía Minera Condesa S.A.	100.00	-	100.00	-
Compañía Minera Colquirrumi S.A.	90.00	-	90.00	-
Sociedad Minera El Brocal S.A.A. (*) (f)	4.24	39.14	4.17	29.59
Inversiones Colquijirca S.A. (**) (e)	81.22	-	61.42	-
S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00
Minera La Zanja S.R.L.	53.06	-	53.06	-

Electric power activity
Consorcio Energético de Huancavelica S.A.	100.00	-	100.00	-

Services
Buenaventura Ingenieros S.A.	100.00	-	100.00	-
Contacto Corredores de Seguros S.A.	-	100.00	-	100.00

(*)	As of June 30, 2009 and December 31, 2008, the equity share in capital stock (common shares with voting rights) in El Brocal was 45.97 and 35.77 per cent, respectively.

(**)	Inversiones Colquijirca S.A. has a 51.06 percent interest in El Brocal, through which Buenaventura holds an indirect participation in El Brocal of 39.14 percent as of June 30, 2009.

(e)	Purchase of capital stock shares in Inversiones Colquijirca S.A. -
On February 19, 2009, the Company agreed with Teck Cominco Metals Ltd. the purchase of 19.80 per cent of the representative capital stock shares of Inversiones Colquijirca S.A. (hereafter “Colquijirca”).  The purchase price of the shares was US$35,000,000, which had been completely paid as of the date of the consolidated balance sheet.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

According to Buenaventura’s accounting policies, based on “Parent entity extension” method, the Management calculated the difference between the cost of acquisition of the additional share in Colquijirca amounting to US$35,000,000 and the book value of the minority interest acquired amounting to US$28,565,000, recording the difference by US$6,435,000 as Mining Rights in the “Mining concessions and property, plant and equipment, net” caption in the consolidated balance sheet.

(f)	Project for the expansion of El Brocal operations -
On August 15, 2008, the Board of Directors of El Brocal approved a project to expand its operations in order to reach a treatment level of 18,000 MT per day of ore from its Tajo Norte and Marcapunta mines.  The project involves setting up the open pit, expanding the level of operations, modernizing the Huaraucaca concentrator plant and adapting those services required to support the new production capacity.

As of June 30, 2009 and December 31, 2008, El Brocal had executed the following works related to the project to expand operations:

	2009	2008
	US$(000)	US$(000)

Mine development	15,415	14,988
Concentrator plant	12,938	4,395
Feasibility study	1,354	1,321
Electric system expansion	924	-
Environmental impact study	854	-
Construction of Huachuacaja tailings area	824	635
Other minor activities	628	272

	32,937	21,611

2.	Interim unaudited consolidated financial statements
Basis of presentation -
The interim unaudited consolidated financial statements for the three and six-month periods ended June 30, 2009 and 2008 had been prepared in conformity with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the Company’s annual consolidated financial statements and should be read together with the consolidated financial statements as of December 31, 2008.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

Significant accounting principles and practices -
The criteria and accounting basis used by the Company in preparing the accompanying interim consolidated financial statements are consistent to those used in the preparation of the Company’s annual consolidated financial statements.

Reclassifications -
For improving the presentation of consolidated financial statement of income, the Company has made the following reclassification amounting to US$378,000 and US$615,000, for the three and six-month period ended June 30, 2008 from the “Depreciation and amortization” caption to the “Exploration in units in operation” caption of the consolidated statement of income.

3.	Seasonality of operations
The Company and its subsidiaries operate continuously without important fluctuations due to seasonality.

4.	Cash, banks and time deposits
(a)	The table below presents the components of this caption:

	As of June 30, 2009	As of December 31, 2008	As of June 30, 2008
	US$(000)	US$(000)	US$(000)

Cash	838	468	895
Bank accounts	33,229	45,888	82,974
Time deposits (b)	573,021	485,671	326,560
Cash balances included in the consolidated statement of cash flows	607,088	532,027	410,429
Time deposits with original maturity greater than 90 days (c)	2,809	22,725	51,984

	609,897	554,752	462,413

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)	The table below presents the components of time deposits as of June 30, 2009:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. Dollars	From 40 to 90 days	From 0.35 to 1.05	560,401
Nuevos Soles	From 46 to 65 days	From 2.60 to 3.90	12,620
			573,021

The table below presents the components of time deposits as of December 31, 2008:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. Dollars	From 8 to 77 days	From 0.10 to 4.5	453,211
Nuevos Soles	From 30 to 90 days	From 6.75 to 7.20	32,460
			485,671

During the year 2008, in compliance with the Syndicated Loan Agreement, Buenaventura established an escrow account in a local bank for US$177,811,000.  In accordance with the amendments made to the Syndicated Loan Agreement, as of December 31, 2008 it was no longer necessary to maintain this additional guarantee, therefore, it was available and it is shown as time deposit to this date.

(c)	As of June 30, 2009, corresponds to the following time deposits:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. Dollars	126 days	0.55	119
Nuevos Soles	From 91 to 290 days	From 4.75 to 6.60	2,690
			2,809

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

As of December 31, 2008, corresponds to the following time deposits:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. Dollars	91 days	6.10	16,000
Nuevos Soles	From 96 to 182 days	From 5.90 to 6.70	6,725

			22,725

5.	Investments in associates
(a)	The table below presents the components of this caption:

	Share in shareholders’ equity		Amount
	As of June 30, 2008	As of December 31, 2008	As of June 30, 2008	As of December 31, 2008
	%	%	US$(000)	US$(000)

Investments in associates -
Minera Yanacocha S.R.L. (c) -
Equity share	43.65	43.65	557,387	528,330
Payment in excess of the share in fair value of assets and liabilities, net			16,822	17,748
			574,209	546,078

Sociedad Minera Cerro Verde S.A.A. (c) -
Equity share	19.26	19.05	306,672	252,242
Payment in excess of the share in fair value of assets and liabilities, net			84,754	81,089
			391,426	333,331

Available-for-sale investment -
Other			3,741	3,538

			969,376	882,947

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)	The table below presents the net share in associates:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2009	2008	2009	2008
	US$(000)	US$(000)	US$(000)	US$(000)

Minera Yanacocha S.R.L.	68,446	43,312	128,295	124,397
Sociedad Minera Cerro Verde S.A.A.	29,887	55,250	49,945	119,887

	98,333	98,562	178,240	244,284

(c)
The investments held in Yanacocha (a gold mine located in Cajamarca, Peru) and Cerro Verde (a copper mine located in Arequipa, Peru), represent the Company’s most significant investments. The share in their results has been significant in relation to the Company’s net earnings in the three and six-month periods ended June 30, 2009 and 2008.

Increase in investments in associates balance -
Investment in associates´ balance increased by US$86,429,000 compared to the balance as of December 31, 2008; which was originated by the share in Yanacocha and Cerro Verde.

Share in associates -
The share in associates during the six-month period ended June 30, 2009 shows a decreased of US$66,044,000 compared to same period of 2008, mainly due to the effect of a decreased of US$69,942,000 in the share in Cerro Verde as a consequence of the decreased of US$387,619,000 in the net income reported in the first semester in 2009 compared with the same period of 2008.  The lower income of Cerro Verde is explained by the decreased of the copper price average (price average of US$1.84 during the six-month period ended in June 30, 2009 compared with a price average of US$3.68 in same period of 2008) and the lower volume of copper sold (341,423,000 copper pounds in the first semester in 2009 compared to 354,477,000 copper pounds in the first semester in 2008, due to the lower average of head grade and recoverability factor of the ore mineral treated).

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

Summary of financial information based on the financial statements of Yanacocha and
Cerro Verde -
The table below presents the principal amounts in the financial statements of Yanacocha and Cerro Verde, adjusted to conform to Buenaventura’s accounting practices:

	Yanacocha		Cerro Verde
	As of June 30,	As of December 31,	As of June 30,	As of December 31,
	2009	2008	2009	2008
	US$(000)	US$(000)	US$(000)	US$(000)

Balance Sheet
Total assets	1,908,430	1,895,681	1,942,309	1,983,572
Total liabilities	629,404	682,893	273,971	659,397
Shareholders’ equity	1,279,026	1,212,788	1,668,338	1,324,175

	Yanacocha		Cerro Verde
	For the six-month periods ended June 30,		For the six-month periods ended June 30,
	2009	2008	2009	2008
	US$(000)	US$(000)	US$(000)	US$(000)

Results
Total income	915,509	886,982	728,596	1,398,492
Operating income	437,008	402,598	417,838	1,024,282
Net income	295,709	285,798	265,773	653,392

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

6.	Long-term debt
(a)	The table below presents the detail of long-term debt as of June 30, 2009 and December 31, 2008:

	Original amount	Period	Guarantee	Annual interest rate	Maturities	2009	2008
	US$ (000)					US$(000)	US$(000)
Compañía de Minas Buenaventura S.A.A.
Syndicated Loan Agreement (b)	450,000	5 years	None	Three-month LIBOR plus 2.25% (2.91% as of June 30, 2009)	Quarterly maturities of US$14,667,000 from August 2008 to May 2013. Prepays can be made in each quarterly maturity	234,667	264,000

Banco de Crédito del Perú	75,000	4 years	Secured interest of US$13,748,000 on machinery and equipment	Three-month LIBOR plus 0.85% (1.46% as of June 30, 2009)	Quarterly maturities of US$9,375,000 from September 2008 to June 2010	37,500	56,250

Consorcio Energético de Huancavelica S.A.
BBVA Banco Continental	9,000	4 years	None	Three-month LIBOR plus 1.25% (1.89% as of June 30, 2009)	Quarterly maturities of US$500,000 from March 2009 to June 2012	6,000	7,000

Other subsidiaries	-	-	-	-	-	35	45
						278,202	327,295

Non-current portion						(180,012)	(229,105)

Current portion						98,190	98,190

(b)	As part of the Syndicated Loan Agreement, Buenaventura agrees to:

(i)	Not entering into derivative contracts with speculation purposes as defined in the International Financial Reporting Standards.

(ii)
Maintain a Debt Ratio financial index less than 3.5 as of the end of each quarter.  This ratio is determined by dividing Buenaventura’s consolidated financial debt by the sum of the consolidated EBITDA and the collection of dividends for the twelve-month period following the calculation date.  As of June 30, 2009 the Debt Ratio was 0.39.

In the opinion of Buenaventura’s Management, as of the date of submitting the consolidated financial statements, the Company has duly complied with all of the obligations assumed under the Syndicated Loan Agreement.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

7.	Shareholders’ equity, net
(a)	Dividends declared and paid -
The information about declared dividends for the six-month periods ended June 30, 2009 and 2008 is as follows:

Meeting	Date	Dividends declared	Dividends per share
		US$	US$

Dividends 2009
Mandatory annual shareholders’ meeting	March 27, 2009	5,513,000	0.02
Less – Dividends granted to subsidiary		(424,000)
		5,089,000

Dividends 2008
Mandatory annual shareholders’ meeting	March 27, 2008	30,320,000	0.11
Less – Dividends granted to subsidiary		(2,331,000)
		27,989,000

(b)	As of June 30, 2009 and 2008, the effect of declared dividends by subsidiaries that will be delivered to minority shareholders, is made up as follows:

	2009	2008
	US$(000)	US$(000)

Sociedad Minera El Brocal S.A.A.	11,524	19,340
S.M.R.L. Chaupiloma Dos de Cajamarca	6,177	7,037
Inversiones Colquijirca S.A.	2,191	-
	19,892	26,377

(c)	Capitalization of retained earnings -
The Mandatory annual Shareholders’ Meeting held March 27, 2008, agreed to increase the nominal value of the common and investment shares from S/4.00 to S/20.00 each.  For this, the Meeting approved the following capitalizations:

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

(i)
Capitalization of results from exposure to inflation as of December 31, 2004 accumulated of capital stock and investment shares amounting to S/96,858,000 (US$28,230,000).  At the capitalization date, results from exposure to inflation was included as part of capital stock.  As a consequence, no additional movement was required in the consolidated statement of changes in shareholders’ equity.

(ii)
Capitalization of retained earnings amounting to S/2,108,219,000 (US$626,421,000) increased the capital stock and investment shares accounts by US$576,610,000 (net of treasury stock for US$48,160,000) and US$1,546,000 (net of treasury stock for US$105,000), respectively.

As a result of the capitalizations, the nominal value of treasury shares (common and investment) increased from US$14,499,000 to US$62,764,000 (an increase of US$48,265,000).  In compliance with accounting standards, the Company shows the nominal value of treasury shares net of the capital stock, as a consequence the increase in the nominal value of the treasury shares was net off in the same value of capital stock increasing the additional capital account of consolidated statement of changes in shareholders’ equity.

(d)	Stock Split -
In the General Shareholders Meeting held March 27, 2008, shareholders agreed that once the capitalization of retained earnings described in paragraph (c) and registered in Peru’s public registries, these would be split by changing the nominal value of common and investment shares from S/20.00 to S/10.00.

The Board of Directors in its session of July 1, 2008 agreed on the schedule to carry out this splitting of Company shares.  According to this schedule, the date of registration of the operation was July 18, 2008.  As from July 21, 2008 the Lima Stock Exchange traded the new number of shares effective as of such date (254,442,328 shares made up by 253,759,664 common shares and 682,664 investment shares) and as from July 23, 2008 the New York Stock Exchange did the same.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

8.	Deferred income tax and workers´ profit sharing asset, net
(a)	The table below presents the components of this caption, according to the items that give rise to them:

	As of June 30, 2009	As of December 31, 2008
	US$(000)	US$(000)

Deferred asset
Tax – loss carry forward	180,440	194,958
Difference in depreciation and amortization rates	13,077	10,946
Provision for closure of mining units, net	12,808	14,818
Stock appreciation rights provision	7,299	4,993
Impairment of mining concessions and property, plant and equipment and development costs	5,788	4,513
Effect on translation into U.S. dollars	4,171	1,119
Environmental liability for Santa Barbara mining unit	1,773	1,773
Embedded derivative from sale of concentrates	541	2,955
Other	7,192	5,792
	233,089	241,867
Deferred liability
Difference in development costs amortization rates	(11,277)	(5,878)
Other	(292)	(358)
	(11,569)	(6,236)

Deferred liability affecting shareholders’ equity
Hedge derivative financial instruments	(12,322)	(26,464)

Deferred asset, net	209,198	209,167

During 2008, Company’s management performed a valuation allowance assessment related to its deferred asset maintained as of December 31, 2008, which main temporary difference is related to the tax-loss carry forward, arising mainly from the release of commitments in commercial contracts maintained by Buenaventura and concluded that it was reasonable to recognize a deferred income tax asset to this date.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

According to the Peruvian Income Tax Law, the Company has chosen a system for offsetting this loss without any restriction of timing, with an annual cap equivalent to 50 percent of net future taxable income until exhausting entirely this amount.  As part of the process of assessing the recoverability of its deferred income tax asset, Buenaventura’s Management estimate its future taxable income, using forecast mineral quotations and operating costs for the next years and concluded that it was no necessary to recognize a valuation allowance related to its deferred income tax asset insofar as there it is more likely than not that the tax-loss carry forward can be used to offset future net income.  Buenaventura’s Management, considers that the assumptions used in the projection of future taxable income are consistent with current market information as of December 31, 2008.

As of June 30, 2009, Buenaventura’s Management updated this valuation allowance assessment through the comparison between results of the first semester with the projection of future taxable income for this period and the revision of the assumptions used with current market information at that time.  Based on this evaluation, Buenaventura’s Management had concluded that is not necessary to recognize a valuation allowance related to its deferred income tax asset insofar as there it is more likely than not that the tax-loss carry forward can be used to offset future net income.

(b)
The current and deferred portions of the income (expense) tax and workers’ sharing benefit included in the consolidated statements of income for the three and six-month periods ended June 30, 2009 and 2008 are made up as follows:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2009	2008	2009	2008
	US$(000)	US$(000)	US$(000)	US$(000)

Workers’ profit sharing
Current – legal	(3,407)	(2,765)	(5,431)	(5,499)
Current - without effect of unusual item	-	2,309	-	(2,708)
Deferred	(140)	(6,866)	(3,192)	26,255
	(3,547)	(7,322)	(8,623)	18,048

Income tax
Current	(16,649)	(13,397)	(28,187)	(26,919)
Deferred	(395)	(23,689)	(10,919)	90,580
	(17,044)	(37,086)	(39,106)	63,661

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

9.	Provision for impairment of long-term assets
Mining concessions and property, plant and equipment and development costs -
As of December 31, 2008, Company’s Management identified significant changes in the estimated future income for the Poracota, Antapite and Recuperada cash generating units, resulting in their book value exceeding their estimated recoverable amount.  The key assumptions used for calculating the recoverable amount were disclosed in the consolidated financial statements for the year ended December 31, 2008.

According to Buenaventura accounting policies, the Company’s Management assessed whether there is an indication that an asset may be impaired as of June 30, 2009.  Due to the current conditions in the mining industry, mainly the upward trend in the international gold quotation, and the increasing Company’s market capitalization, Buenaventura ’s Management considers that there are no internal or external indicators of impairment as of June 30, 2009, different from those identified as of December 31, 2008.  The assumptions used by Management for calculating the recoverable amount are consistent with the assumptions disclosed in the consolidated financial statements for the year ended December 31, 2008.  As a result of the updated to assessment, the Company’s Management consider that there is no necessary to recognize any additional provision for impairment of long-term assets as of June 30, 2009.

Investment in associates -
As of December 31, 2008, Company’s Management assessed whether if there is any objective evidence of an impairment in the value of investment in associates.  In the case of Yanacocha, the Company’s Management concluded that there was no objective evidence of impairment to this date, as a result of the internal and external indicators (upward trend in the international gold quotation, constant level of reserves and the increase of the annual net income reported).  In the case of Cerro Verde, a publicly traded company which its stocks are traded on the Lima Stock Exchange, the Company’s Management compares the fair value of the investment according to the market capitalization with the book value of the investment and determined that there is no impairment to this date.

As of June 30, 2009, the assessment has been updated using the internal and external indicators of the mining industry; and the market capitalization of Cerro Verde.  Based on the evaluation, the Company’s Management concluded that there is not objective evidence of an impairment in the value of investment in associates as of June 30, 2009.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

10.	Net sales
(a)	The table below presents the net sales as of June 30, 2009 and 2008:

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2009	2008	Variation	2009	2008	Variation
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Net sales by product
Gold	103,662	76,156	27,506	187,199	154,011	33,188
Silver	55,182	72,459	(17,277)	103,625	147,916	(44,291)
Lead	11,110	18,512	(7,402)	19,944	41,815	(21,871)
Zinc	24,733	50,627	(25,894)	41,898	96,790	(54,892)
Copper	9,525	15,539	(6,014)	15,268	28,060	(12,792)
	204,212	233,293	(29,081)	367,934	468,592	(100,658)

Penalties	(22,260)	(31,882)	9,622	(41,889)	(66,687)	24,798
Final liquidations	1,011	2,913	(1,902)	3,224	6,497	(3,273)
	182,963	204,324	(21,361)	329,269	408,402	(79,133)
Embedded derivative	5,894	(7,287)	13,181	8,896	(1,228)	10,124
Hedging operations, note 13	6,617	396	6,221	16,554	349	16,205
	195,474	197,433	(1,959)	354,719	407,523	(52,804)
Net sales by services, electric power and other	2,633	6,838	(4,205)	6,493	8,748	(2,255)

	198,107	204,271	(6,164)	361,212	416,271	(55,059)

The principal variations are explained below:

(i)
Decreased in zinc sales for US$54,892,000 explained by the decreased in the international quotation of zinc (decreased of 40 per cent), and the lower volume sold due to the lower average of head grade during 2009 in the Colquijirca mining unit.  See note 14.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

(ii)
Decreased in silver sales for US$44,291,000 as a consequence of minor silver average price and the lower volume sold, basically explain for the increase in the inventories and the lower volume of ounces produced as a result of the lower average of head grade treated in the Uchucchacua mining unit during 2009.  See note 14.

(iii)	Decreased in lead sales for US$21,871,000 explained by the decreased of the lead price average (decreased of 47 per cent), and the lower volume sold. See note 14.

(iv)	Increased in gold sales for US$33,188,000 as a result of the higher volume of gold ounces sold, explain for the higher production in the Orcopampa mining unit, and the higher gold price. See note 14.

(v)
Decreased in penalties from concentrates sales amounting to US$24,798,000.  Due to the direct relation between the penalties and the quotations of metals, the decreased is explain for the lower average prices of silver, lead and zinc.

(vi)
Increase of income related to metal-price hedging transactions amounting to US$16,205,000, as a result of the increase of volume of transaction settled by El Brocal during the first semester of 2009 (9,900 MT during the first semester of 2009 en compared with 1,500 MT during the first semester of 2008).

(b)	Release of commitments in commercial contracts outstanding as of December 31, 2007 -
In January and February of 2008, Buenaventura revised the sales contracts with its customers, to release the commitments related to quantity, date and quotation on sales contracts to sell 922,000 ounces of gold at fixed prices with deliveries between the years 2010-2012, as consequence, they will be sold at market prices in accordance with Buenaventura’s gold availability.

For these transactions, Buenaventura has made a payment of US$517,143,000 (US$82,592,000 in January 2008 and US$434,551,000 in February 2008, respectively) and recorded a decrease in the liability corresponding to the executory gold delivery contracts liability amounting to US$102,008,000 with credit to income of the period.  The resulting net loss of US$415,135,000 is presented in the “Net loss from release of commitments in sales contracts” caption in the consolidated statements of income for the six-month period ended June 30, 2008.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

(c)	Embedded derivative from changes of the quotes in provisional commercial settlement -

As of June 30, 2009, the provisional commercial settlement held as of this date, quotation period of final liquidations and fair value of embedded derivatives for the concentrate sales are the following (loss of US$9,953,000 as of December 31, 2008):

Embedded derivative for concentrate sales held by Buenaventura:

			Quotations
Metal	Volume	Expiry	Provisional	Future	Fair value
			US$	US$	US$(000)

Silver	5,201,476 OZ	July 09 - November 09	12.47 - 15.58	12.52 - 14.65	2,546
Gold	9,429 OZ	July 09 - September 09	888.82 - 960.92	891.43 - 946.74	40
Lead	4,768 MT	July 09 - November 09	1,082.63 - 1,677.64	1,674.46 - 1,717.50	1,496
Zinc	2,496 MT	July 09	1,112.08 - 1,563.50	1,378.85 - 1,557.27	10
					4,092

Embedded derivative for concentrate sales held by El Brocal:

			Quotations
Metal	Volume	Expiry	Provisional	Future	Fair value
			US$	US$	US$(000)
Zinc	47,341 MT	July 09 - August 09	1,112 - 1,567	1,573 - 1,561	987
Lead	19,287 MT	July 09	963 - 1,679	1,705	764
Copper	13,664 MT	July 09 - October 09	3,750 - 5,014	4,980 - 4,971	824
					2,575

Total					6,667

The futures quotes for the dates on which it is expected to settle the open positions as of June 30, 2009 are taken from publications of the London Metals Exchange.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

11.	General and administrative expenses
The caption of general and administrative expenses shows an increase from US$9,695,000 during the second quarter of 2008 to US$19,055,000 in the second quarter of 2009.  This higher expense is explained for the provision for allowance for doubtful account of US$8,080,000 recorded in the second quarter of 2009.  Also, this caption decreased from US$37,241,000 during the six-month period ended June 30, 2008 to US$35,762,000 in the same period of 2009 mainly due to the decreased of the provision for long-term officers’ compensation from US$14,044,000 in the first semester of 2008 to US$8,481,000 in the first semester of 2009, as a result of lower Buenaventura’ stock prices in the first semester of 2009 in comparison with the same period of the 2008.

12.	Related party transactions
(a)	As a result of the transactions indicated in the paragraph (b), the Company has the following accounts receivable from associates:

	As of June 30, 2009	As of December 31, 2008
	US$(000)	US$(000)

Minera Yanacocha S.R.L.	17,765	12,118
Other	81	993

	17,846	13,111

(b)	The Company (through its subsidiaries) had the following transactions with Minera Yanacocha S.R.L.:

S.M.R.L. Chaupiloma Dos de Cajamarca (“Chaupiloma”) -
This company is the owner of the mining claims operated by Yanacocha, in consideration for which it receives royalties of three percent of the sales made by Yanacocha.  During the three and six-month period ended June 30, 2009, these royalties amounted to US$14,560,000 and US$28,426,000, respectively (US$12,084,000 and US$26,342,000 during the three and six-month period ended June 30, 2008, respectively) and are presented in the “Royalty income” caption in the consolidated statement of income.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

Compañía Minera Condesa S.A. (Condesa) -
Yanacocha paid cash dividends to Condesa of US$100,395,000 during the six-month period ended June 30, 2009 (US$43,650,000 during the six-month period ended June 30, 2008).

Buenaventura Ingenieros S.A. (“Bisa”) -
Starting from July 2007, Bisa participates in the bidding for the execution of specific work orders for Minera Yanacocha S.R.L.

The income related to these services during the three and six-month period ended June 30, 2009 amounted to a US$27,500 and US$34,000, respectively (US$638,000 and US$767,000 during the three and six-month period ended June 30, 2008).  These amounts are presented in the “Net sales” caption in the consolidated statement of income.

Consorcio Energético de Huancavelica S.A. (“Conenhua”) -
In November 2001, Conenhua entered into a contract with Yanacocha for providing electrical energy transmission and works operation services for a term of ten years, for which an annual compensation of US$3.7 million was set.  The income related to this service during the three and six-month period ended June 30, 2009 and 2008 amounted to US$1,197,000 and US$2,394,000, respectively, and are presented in the “Net sales” caption in the consolidated statement of income.

Terms and Transaction with related parties
Transactions with related parties are made at normal market prices.  Outstanding balances at year-end are unsecured interest free and settlement occurs in cash.  There have been no guarantees provided or received for any related party receivables.  As of June 30, 2009, the Company has not recorded any impairment of receivables relating to amounts owed by related parties, according to the assessment undertook by Management of the financial position of the related party and the market in which the related party operates.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

13.	Hedge derivative financial instruments
Derivative contracts -
Metals-price hedging transactions held by El Brocal -
During 2008, El Brocal subscribed price-hedging transaction contracts to cover the future flows derived from its sales.  The critical terms of the hedging transactions has been negotiated with brokers so as to agree with the terms negotiated in the commercial contracts to which they are related.  The hedging of the cash flow from sales to be made until June, 2011 has been assessed by El Brocal Management as highly effective.  The effectiveness of hedging transactions has been measured by means of the cumulative flow change offset method, since El Brocal Management believes that this method best reflects the risk management objective with regard to hedging.

As a result of the changes in the fair value of the hedge derivative financial instruments maintained by El Brocal as of June 30, 2009, the Company has recorded in the “Unrealized gain on valuation of hedge derivative financial instruments, net” shareholders’ equity account its equity share in the unrealized loss for approximately US$10,062,000 during the six-month period then ended (unrealized gain for US$3,367,000 in the same period of 2008).

As of June 30, 2009 and 2008, El Brocal recognized in the “Net sales” income statement caption, an amount of US$16,554,000 and US$349,000, respectively, for the gains with regard to hedging transactions settled in those semesters.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

Hedging operations current in El Brocal as at June 30, 2009 are:

Metal	Monthly average volume	Total volume	Average fixed price	Periods	Fair value (*)
			US$		US$(000)

Zinc	675 MT	3,375 MT	2,679	August 2009 – December 2009	3,799
Zinc	675 MT	4,050 MT	2,621	January 2010 – June 2010	4,134
Zinc	425 MT	2,550 MT	2,481	July 2010 – December 2010	2,108
Lead	625 MT	3,125 MT	2, 618	August 2009 – December 2009	3,004
Lead	625 MT	3,750 MT	2,562	January 2010 – June 2010	3,349
Lead	625 MT	3,750 MT	2,568	July 2010 – December 2010	3,153
Lead	300 MT	1,800 MT	2,145	January 2011 – June 2011	798
Copper	875 MT	4,375 MT	8,245	August 2009 – December 2009	14,268
Total		26,775 MT			34,613

				Less - current portion	(28,555)
				Non-current portion	6,058

(*)	Mark to market

14.	Statistical data
Statistical data of the Company related to the volume of inventories sold and average sale prices by product for the three and six-month periods ended June 30, 2009 and 2008 are as follows.

(a)	Volumes sold (metallic content):

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2009	2008	2009	2008

Gold	109,408 OZ	88,806 OZ	200,333 OZ	172,936 OZ
Silver	4,199,281 OZ	4,073,056 OZ	7,868,387 OZ	8,476,053 OZ
Lead	8,040 MT	8,063 MT	14,977 MT	16,210 MT
Zinc	16,488 MT	23,751 MT	31,141 MT	43,199 MT
Copper	1,972 MT	1,844 MT	3,551 MT	3,430 MT

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)	Average sale prices:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2009 US$	2008 US$	2009 US$	2008 US$

Gold	926.68 /OZ	894.77 /OZ	920.56 /OZ	909.94 /OZ
Silver	13.93 /OZ	17.05 /OZ	13.47 /OZ	17.40 /OZ
Lead	1,531.40 /MT	2,317.09 /MT	1,375.05 /MT	2,616.16 /MT
Zinc	1,493.42 /MT	2,129.65 /MT	1,339.21 /MT	2,240.94 /MT
Copper	4,827.53 /MT	8,335.29 /MT	4,289.55 /MT	8,207.93 /MT

15.	Explanation added for English language translation
The accompanying consolidated financial statements are presented based on accounting basis generally accepted in Peru.  Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Peru may differ in certain respects to generally accepted accounting principles in other countries.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: August 24, 2009